SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sigma Designs, Inc.
(Name of Issuer)

  Common Stock
(Title of Class of Securities)

          826565103
(CUSIP Number)

                        February 16, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐          Rule 13d-1(b)

 ☐          Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826565103	Schedule 13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Venture Capital II Ltd. (“TFVCII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
	5
SOLE VOTING POWER

423,349 shares, except that Tamir Fishman Ventures II LLC (“GP”), which holds management rights over the shares of Issuer owned by TFVCII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by TFVCII except to the extent of its pecuniary interest therein.

NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER See response to row 5.
EACH REPORTING PERSON WITH	7
SOLE DISPOSITIVE POWER

423,349 shares, except that GP, which holds management rights over the shares of Issuer owned by TFVCII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by TFVCII except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,349 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.38%*
12	TYPE OF REPORTING PERSON CO

*Based on shares of 30,734,258 Common Stock of the Issuer outstanding as of December 2, 2009.

CUSIP No. 826565103	Schedule 13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II (Cayman Islands) LP (“CAYMAN”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5
SOLE VOTING POWER

81,794 shares, except that GP, the general partner of CAYMAN, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CAYMAN except to the extent of its pecuniary interest therein.

NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER See response to row 5.
EACH REPORTING PERSON WITH	7
SOLE DISPOSITIVE POWER

81,794 shares, except that GP, the general partner of CAYMAN, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CAYMAN except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,794 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.27%*
12	TYPE OF REPORTING PERSON PN

* Based on shares of 30,734,258 Common Stock of the Issuer outstanding as of December 2, 2009.

CUSIP No. 826565103	Schedule 13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II LP (“TFVII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5
SOLE VOTING POWER

612,667 shares, except that GP, the general partner of TFVII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by TFVII except to the extent of its pecuniary interest therein.

NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER See response to row 5.
EACH REPORTING PERSON WITH	7
SOLE DISPOSITIVE POWER

612,667 shares, except that GP, the general partner of TFVII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by TFVII except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,667 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.99%*
12	TYPE OF REPORTING PERSON PN

* Based on shares of 30,734,258 Common Stock of the Issuer outstanding as of December 2, 2009.

CUSIP No. 826565103	Schedule 13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II CEO Fund LP (“CEO”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
	5
SOLE VOTING POWER

6,825 shares, except that GP, the general partner of CEO, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CEO except to the extent of its pecuniary interest therein.

NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER See response to row 5.
EACH REPORTING PERSON WITH	7
SOLE DISPOSITIVE POWER

6,825 shares, except that GP, the general partner of CEO, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CEO except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,825 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.02%*
12	TYPE OF REPORTING PERSON PN

* Based on shares of 30,734,258 Common Stock of the Issuer outstanding as of December 2, 2009.

CUSIP No. 826565103	Schedule 13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II CEO (US) Fund LP (“CEOUS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5
SOLE VOTING POWER

19,640 shares, except that GP, the general partner of CEOUS may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CEOUS except to the extent of its pecuniary interest therein.

NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER See response to row 5
EACH REPORTING PERSON WITH	7
SOLE DISPOSITIVE POWER

19,640 shares, except that GP, the general partner of CEOUS, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CEOUS except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,640 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.06%*
12	TYPE OF REPORTING PERSON PN

* Based on shares of 30,734,258 Common Stock of the Issuer outstanding as of December 2, 2009.

CUSIP No. 826565103	Schedule 13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II (Israel) LP (“ISRAEL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
	5
SOLE VOTING POWER

82,004 shares, except that GP, the general partner of ISRAEL may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by ISRAEL except to the extent of its pecuniary interest therein.

NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER See response to row 5.
EACH REPORTING PERSON WITH	7
SOLE DISPOSITIVE POWER

82,004 shares, except that GP, the general partner of ISRAEL may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by ISRAEL except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,004 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.27%*
12	TYPE OF REPORTING PERSON PN

* Based on shares of 30,734,258 Common Stock of the Issuer outstanding as of December 2, 2009.

CUSIP No. 826565103	Schedule 13G	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tamir Fishman Ventures II LLC (“GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5
SOLE VOTING POWER

1,226,279 shares, of which 423,349 shares are directly owned by TFVCII, 81,794 shares are directly owned by CAYMAN, 612,667 shares are directly owned by TFVII, 6,825 shares are directly owned by CEO, 19,640 shares are directly owned by CEOUS and 82,004 shares are directly owned by ISRAEL.  GP, the general partner of CAYMAN, TFVII, CEO, CEOUS and ISRAEL and holder of management rights over the shares of Issuer owned by TFVCII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CAYMAN, TFVII, CEO, CEOUS, ISRAEL and TFVCII except to the extent of its pecuniary interest therein.

NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER See response to row 5.
EACH REPORTING PERSON WITH	7
SOLE DISPOSITIVE POWER

1,226,279 shares, of which 423,349 shares are directly owned by TFVCII, 81,794 shares are directly owned by CAYMAN, 612,667 shares are directly owned by TFVII, 6,825 shares are directly owned by CEO, 19,640 shares are directly owned by CEOUS and 82,004 shares are directly owned by ISRAEL.  GP, the general partner of CAYMAN, TFVII, CEO, CEOUS and ISRAEL and holder of management rights over the shares of Issuer owned by TFVCII, may be deemed to have sole power to vote these shares.  GP disclaims beneficial ownership of the shares held by CAYMAN, TFVII, CEO, CEOUS, ISRAEL and TFVCII except to the extent of its pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,279 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.99%*
12	TYPE OF REPORTING PERSON OO

* Based on shares of 30,734,258 Common Stock of the Issuer outstanding as of December 2, 2009.

CUSIP No. 826565103	Schedule 13G	Page 9 of 13 Pages

Item 1.

(a)	Name of Issuer: Sigma Designs, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 1778 McCarthy Boulevard Milpitas, California 95035

Item 2.

(a)	Name of Person Filing:

(1) Tamir Fishman Ventures II LLC (“GP”); and
(2) Tamir Fishman Venture Capital II Ltd. (“TFVCII”); and
(3) Tamir Fishman Ventures II (Cayman Islands) LP (“CAYMAN”);  and
(4) Tamir Fishman Ventures II LP (“TFVII”); and
(5) Tamir Fishman Ventures II CEO Fund LP (“CEO”); and
(6) Tamir Fishman Ventures II CEO (US) Fund LP (“CEOUS”); and
(7) Tamir Fishman Ventures II (Israel) LP (“ISRAEL”)

The entities and persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is: 38 Habarzel St., Tel Aviv 69710, Israel.

(c)	Citizenship:

TFVII and CEOUS are limited partnerships organized under the laws of the State of Delaware.  CEO and ISRAEL are limited partnerships organized under the laws of the State of Israel.  TFVCII is a company organized under the laws of the State of Israel.  GP is a limited liability company organized under the laws of the State of Delaware.  CAYMAN is a limited partnership organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 826565103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

CUSIP No. 826565103	Schedule 13G	Page 10 of 13 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

See row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See row 11 of cover page for each Reporting Person.  Percentages for all Reporting Persons are based on 30,734,258 shares of Common Stock of the Issuer outstanding as of December 2, 2009, based on Issuer’s Quarterly Report filed on Form 10Q/A on December 14, 2009.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of cover page for each Reporting Person.

(ii)  Shared power to vote or to direct the vote:

See row 6 of cover page for each Reporting Person.

(iii)  Sole power to dispose or to direct the disposition of:

See row 7 of cover page for each Reporting Person.

(iv)  Shared power to dispose or to direct the disposition of:

See row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

CUSIP No. 826565103	Schedule 13G	Page 11 of 13 Pages

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

CUSIP No. 826565103	Schedule 13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date:          February 18, 2010

TAMIR FISHMAN VENTURES II LLC1

     By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By:  /s/ Ilan Yanushavski

Ilan Yanushavski, Authorized Signatory

     By:  /s/ Eldad Tamir

Eldad Tamir, Authorized Signatory

TAMIR FISHMAN VENTURE CAPITAL II LTD.1

     By:  TAMIR FISHMAN VENTURES II LLC, its management company

     By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By:  /s/ Ilan Yanushavski

Ilan Yanushavski, Authorized Signatory

     By:  /s/ Eldad Tamir

Eldad Tamir, Authorized Signatory

TAMIR FISHMAN VENTURES II (CAYMAN ISLANDS) LP1

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By:  /s/ Ilan Yanushavski

Ilan Yanushavski, Authorized Signatory

     By:  /s/ Eldad Tamir

Eldad Tamir, Authorized Signatory

TAMIR FISHMAN VENTURES II LP1

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

1 This amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated December 21, 2009 and included with the signature page to the Reporting Persons’ original Schedule 13G with respect to the Issuer filed on December 21, 2009, SEC File No. 005-37977, and incorporated by reference herein.

CUSIP No. 826565103	Schedule 13G	Page 13 of 13 Pages

     By:  /s/ Ilan Yanushavski

Ilan Yanushavski, Authorized Signatory

     By:  /s/ Eldad Tamir

Eldad Tamir, Authorized Signatory

TAMIR FISHMAN VENTURES II CEO FUND LP1

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By:  /s/ Ilan Yanushavski

Ilan Yanushavski, Authorized Signatory

     By:  /s/ Eldad Tamir

Eldad Tamir, Authorized Signatory

TAMIR FISHMAN VENTURES II (ISRAEL) LP1

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By:  /s/ Ilan Yanushavski

Ilan Yanushavski, Authorized Signatory

     By:  /s/ Eldad Tamir

Eldad Tamir, Authorized Signatory

TAMIR FISHMAN VENTURES II CEO (US) FUND LP1

          By:  TAMIR FISHMAN VENTURES II LLC, its general partner

          By:  TAMIR FISHMAN VENTURES MANAGEMENT II LTD., its management company

     By:  /s/ Ilan Yanushavski

Ilan Yanushavski, Authorized Signatory

     By:  /s/ Eldad Tamir

Eldad Tamir, Authorized Signatory